UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________________________
Form 11-K
_____________________________________________________________
(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012
Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from             to
Commission File Number 1-32729
_____________________________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Potlatch Salaried 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 Potlatch Corporation
601 West First Avenue, Suite 1600
Spokane, Washington 99201

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Schedule for

Potlatch Salaried 401(k) Plan

December 31, 2012 and 2011

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-11
SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4i - Schedule of Assets (held at end of year)	12
SIGNATURES	13
EXHIBIT 23
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Potlatch Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Potlatch Salaried 401(k) Plan (Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, Line 4i - Schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

Spokane, Washington
June 14, 2013

Potlatch Salaried 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
Assets	2012	2011
Participants directed investments at fair value
Registered investment company funds:
Vanguard Institutional Index Fund	$8,362,499	$7,567,932
Vanguard Total International Stock Index Fund Institutional Class	7,414,675	6,829,962
Vanguard Total Bond Market Index Fund Institutional Shares	7,080,675	5,011,553
PIMCO Total Return Fund	4,872,181	3,728,658
Vanguard Extended Market Index Fund Institutional Shares	3,953,146	3,858,116
Dodge & Cox Stock Fund	2,645,650	2,673,532
Mainstay Large Cap Growth Fund	2,407,756	2,377,242
Artisan Mid-Cap Fund Institutional	1,441,696	1,603,877
Artisan Mid-Cap Value Fund	1,437,792	1,769,039
Timesquare Mid-Cap Growth Fund	1,212,505	1,028,555
Dodge & Cox International Fund	815,674	1,040,690
Artisan International Fund Institutional	694,309	567,967
TCW Small Cap Growth, Class I	480,153	721,054
T. Rowe Price Emerging Market Stock Fund	442,037	251,930
T. Rowe Price Retirement Income Fund	11,817	246
T. Rowe Price Retirement 2005 Fund	176,914	26,188
T. Rowe Price Retirement 2010 Fund	289,818	265,336
T. Rowe Price Retirement 2015 Fund	411,750	947,216
T. Rowe Price Retirement 2020 Fund	975,247	829,905
T. Rowe Price Retirement 2025 Fund	880,909	734,902
T. Rowe Price Retirement 2030 Fund	577,308	402,465
T. Rowe Price Retirement 2035 Fund	249,884	202,502
T. Rowe Price Retirement 2040 Fund	266,175	155,243
T. Rowe Price Retirement 2045 Fund	103,752	61,380
T. Rowe Price Retirement 2050 Fund	124,771	59,896
T. Rowe Price Retirement 2055 Fund	10,835	1,444
Common and collective trusts:
Putnam Stable Value Fund	18,349,366	18,127,441
Common stock:
Potlatch Stock Fund	7,974,154	7,568,773
Total	73,663,448	68,413,044
Notes receivable from participants	494,643	641,483
Cash and cash equivalents	20,935	9,897
Employer contribution receivable	34,403	19,666
Assets available for benefits	74,213,429	69,084,090
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(550,075)	(598,148)
Net assets available for benefits	$73,663,354	$68,485,942
The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2012	2011
Investment income:
Interest income	$362,827	$701,426
Dividend income	1,619,822	1,556,941
Net appreciation (depreciation) of fair value investments	6,729,312	(1,840,084)
Net investment income	8,711,961	418,283
Interest income on notes receivable from participants	19,947	27,226
Contributions:
Participant	1,832,068	1,846,775
Employer	922,444	819,184
Total contributions	2,754,512	2,665,959
Less distributions, fees, and transfers to other accounts:
Distributions to participating employees:
Cash	(6,160,717)	(7,547,463)
Market value of shares distributed in settlement of participants’ accounts	(51,269)	(82,460)
Loan and administrative fees	(97,022)	(67,016)
Total distributions, fees, and transfers to other accounts	(6,309,008)	(7,696,939)
Net increase (decrease) prior to transfers	5,177,412	(4,585,471)
Transfers of Plan assets to Potlatch Hourly 401(k) Plan	—	(15,957)
Net increase (decrease)	5,177,412	(4,601,428)
Net assets available for benefits:
Beginning of year	68,485,942	73,087,370
End of year	$73,663,354	$68,485,942
The accompanying notes and summary of principal accounting policies are an integral part of these financial statements.

Potlatch Salaried 401(k) Plan
Notes to Financial Statements

Note 1 - Description of Plan

The following description of the Potlatch Salaried 401(k) Plan (the Plan) is provided for general information. Participants should refer to the summary Plan description for the appropriate participating unit for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a cash or deferred arrangement under 401(k) of the IRC, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan sponsor and administration - The Plan is administered by the Potlatch Benefits Committee. Mercer Trust Company and Mercer HR Services (collectively Mercer) serve as the Trustee and record keeper, respectively.

Eligibility and contributions - Regular employees are eligible to participate on the date the regular employee first performs duties for which he or she is paid or entitled to earnings as an eligible employee.

The Plan provides that each eligible salaried employee may elect a deferred contribution up to 25% of his or her monthly earnings on a pre-tax or after-tax basis. Participants may also make rollover contributions representing distributions from other qualified plans. Eligible participants age 50 or older may elect additional catch-up contributions.

Regular status employees hired by the Company are automatically enrolled in the Plan at a 3% deferral rate 30 days after the employee becomes eligible unless they elect otherwise. This deferral percentage is increased by 1% annually until the percentage has reached 6% unless the participant elects otherwise.

The Company makes matching contributions to the Plan equal to 70% of participating contributions, not in excess of 6%, although the Company may approve a higher or lower rate.

For employees hired after January 1, 2011, the Company makes a nonelective base contribution of 3% of their eligible compensation to their respective 401(k) plans. The new benefit vests on the same schedule as his or her employer matching account as described below.

All contributions are limited by certain restrictions as defined by the IRC.

Participant accounts - A separate account is maintained for each participant of the Plan. Each account is credited with the participant and employer contributions and earnings thereon. Participant accounts are valued daily based on quoted market prices.

Note 1 - Description of Plan (continued)

Investment options - Participants may direct their account balance in any amount equal to any whole percentage increment into the investment options offered under the Plan, including registered investment company funds, common and collective trusts, and the Potlatch Stock Fund. Participants may change their investment elections and make transfers between investment options daily subject to restrictions imposed by the registered investment companies.

The accounts of participants automatically enrolled in the Plan and not electing otherwise are invested in the T. Rowe Price Retirement Fund with the target date closest to the year in which the participant will reach age 65, which is the Plan's normal retirement age. Any contributions or other payments made to the Plan without investment instructions will be invested in the age-appropriate T. Rowe Price Retirement Fund until such time as the participant chooses to reinvest them.

Contributions may be temporarily held as cash prior to the execution of the investment according to the participant's direction.

Vesting and forfeitures - A participant's interest in all participant contribution accounts is fully vested and not forfeitable at any time. A participant's interest in his or her matching account becomes vested based on the participant's years of service as defined in the Plan as follows:

Years of Service	% Vested
Less than 2	0%
2 or more	100%

A participant's interest in his or her matching account becomes 100% vested if the Plan terminates, if the participant attains age 65 as an employee of the Company, becomes totally and permanently disabled, or dies while an employee. The portion of a participant's matching account not vested will be forfeited when the participant's employment terminates.

Vesting and forfeitures - As of the end of each year, forfeitures and the earnings of such forfeitures not used to restore the matching accounts of former participants re-hired during the year may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. Participant forfeitures for the years ended December 31, 2012 and 2011 totaled $25,913 and $31,637, respectively. Forfeitures used for the years ended December 31, 2012 and 2011 totaled $39,680 and $57,745, respectively.

Notes receivable from participants - Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000 as provided by the Plan. The loans are secured by the balance in the participant's account and bear interest at market rate, which has been determined for the applicable loans during the applicable periods to be the prime rate in effect at the beginning of the month in which the loan is taken. Repayment of principal and interest is paid ratably through payroll deductions. Loans outstanding at December 31, 2012 bear interest at various rates ranging from 3.25% to 8.25% and mature at various times through December 2017.

Note 1 - Description of Plan (continued)

Distributions and benefits - On termination of employment, participants may elect to receive payment in a lump sum equal to the participant's vested interest in his or her account, roll their account balances into an individual retirement account (IRA) or another employer's plan, or maintain their accounts in the Plan, subject to certain restrictions. If a terminated participant's vested account balance is $5,000 or less, they are generally not permitted to leave their account balance in the Plan. Therefore, depending on the value of the vested account balance, one of the following will occur:

•	If the vested value is $5,000 or less, but greater than $1,000, a participant's account will be automatically rolled over to a Putnam Automatic Rollover IRA unless they elect otherwise.

•
If the vested value is less than $1,000 and the participant does not elect to have such distribution paid to an eligible retirement plan in a direct rollover, the participant will receive the distribution directly in a single lump sum in cash, less associated taxes and penalties.

Participants are permitted to receive hardship distributions while still employed by the Company under certain conditions specified under the Plan, including the purchase of a primary residence, tuition payments, medical and funeral expenses, and disabilities. A participant's right to contribute to the Plan is suspended for six months upon receiving a hardship distribution.

Plan and administrative fees - Plan expenses are generally paid by the Company except to the extent those expenses are paid from participant forfeitures of employer matching contributions. Loan service fees and fees associated with processing of qualified domestic relations orders are paid by the participant.

Party in interest and related party transactions - Certain Plan investments are managed by Mercer. These transactions and transactions within the Company Common Stock Fund are considered party in interest transactions.

Note 2 - Summary of Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting. Distributions to participants are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

Investment valuation - Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Putnam Stable Value Fund, a common and collective trust that invests in investment contracts through a collective trust. As required by the Financial Accounting Standards Board Staff Position, the statements

Note 2 - Summary of the Significant Accounting Policies (continued)

of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. Guaranteed Investment Contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Fair value is calculated by discounting the related cash flows based on current yields and similar investments. The statements of changes in net assets available for benefits are prepared on a contract value basis. The contract value of the Putnam Stable Value Fund represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses on an annualized basis.

During the years ended December 31, the weighted average yield and crediting interest rates for the Putnam Stable Value Fund were as follows:

	2012	2011
Average Yield	2.36%	3.11%
Crediting Interest Rate	2.02%	3.23%

Investments in shares of the stock funds and mutual funds are stated at fair value, based on quoted market prices. Investments in common and collective trusts are stated at fair value based on the quoted value of the underlying investments and are expressed in units.

Income recognition - Net appreciation (depreciation) in fair value of investments represents realized gains and losses and the change in fair value of investments from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.

Notes receivable from participants - Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Recent accounting pronouncements - In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 requires information about all transfers between Levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012. See Note 3.

Note 3 - Investments

During the years ended December 31, the Plan's investments appreciated (depreciated) (including gains and losses on investments sold during the period and the change in unrealized gains and losses at the end of the year) as follows:

	2012	2011
Registered investment company funds	$4,930,051	$(2,136,636)
Potlatch Stock Fund	1,799,261	163,303
Common and collective trusts	—	133,249
Net appreciation (depreciation) of fair value investments	$6,729,312	$(1,840,084)

Fair value measurements - The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

•	Registered investment company funds and Company stock are valued at quoted market prices, which are the net asset value of shares held by the Plan at year end.

•
Investments in the common and collective trusts (Putnam Stable Value Fund and Putnam S&P 500 Index Fund) are recorded at fair value and adjusted to contract value. See Note 2, Investment Valuation, under Summary of Significant Accounting Policies for further discussion.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 3 - Investments (continued)

Fair value measurements (continued) - The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$19,396,321	$—	$—	$19,396,321
Balanced funds	4,079,180	—	—	4,079,180
Growth funds	8,187,759	—	—	8,187,759
Fixed income funds	4,872,181	—	—	4,872,181
International funds	8,924,658	—	—	8,924,658
Other funds	1,879,829	—	—	1,879,829
Total registered investment company funds	47,339,928	—	—	47,339,928
Common stocks:
REIT-Industrial	7,974,154	—	—	7,974,154
Total common stocks	7,974,154	—	—	7,974,154
Common and collective trusts:
Putnam Stable Value Fund	—	18,349,366	—	18,349,366
Total common and collective trusts	—	18,349,366	—	18,349,366
Total assets at fair value	$55,314,082	$18,349,366	$—	$73,663,448

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Registered investment company funds:
Index funds	$16,437,602	$—	$—	$16,437,602
Balanced funds	3,686,722	—	—	3,686,722
Growth funds	8,404,260	—	—	8,404,260
Fixed income funds	3,728,659	—	—	3,728,659
International funds	8,438,619	—	—	8,438,619
Other funds	2,020,968	—	—	2,020,968
Total registered investment company funds	42,716,830	—	—	42,716,830
Common stocks:
REIT-Industrial	7,568,773	—	—	7,568,773
Total common stocks	7,568,773	—	—	7,568,773
Common and collective trusts:
Putnam Stable Value Fund	—	18,127,441	—	18,127,441
Total common and collective trusts	—	18,127,441	—	18,127,441
Total assets at fair value	$50,285,603	$18,127,441	$—	$68,413,044

Note 3 - Investments (continued)

Fair value measurements (continued) - We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2012, there were no significant transfers in or out of Levels 1, 2 or 3.

Note 4 - Investment Risk

The Plan invests in shares of mutual funds, common and collective trusts, and the Company Common Stock Fund. The underlying investments of such funds, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of underlying investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain funds invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations, and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

Note 5 - Plan Termination

Although the Company expects to continue the Plan indefinitely, inasmuch as future conditions cannot be foreseen, the Company reserves the right to amend or terminate the Plan at any time subject to the rules of ERISA. In the event of Plan termination, participants will become 100% vested in their employer accounts.

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 5, 2012, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

Note 7 - Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$73,663,354	$68,485,942
Loans in deemed distributed status	(128,526)	(113,567)
Adjustment from contract value to fair value of fully benefit-responsive investment contracts	550,075	598,148
Net assets available for benefits per Form 5500	$74,084,903	$68,970,523

The following is a reconciliation of the net increase (decrease) in net assets available for Plan benefits per the financial statements to the Form 5500 for the years ended December 31:

	2012	2011
Net increase (decrease) in net assets available for benefits prior to transfers per the financial statements	$5,177,412	$(4,585,471)
Change in deemed distributed loans	(14,959)	587
Add reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(598,148)	(1,276,673)
Plus current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	550,075	598,148
Total net income (loss) per Form 5500	$5,114,380	$(5,263,409)

Potlatch Salaried 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor's EIN:     82-0156045
Plan Number:         105

	(b)	(c)	December 31, 2012
(a)	Identify of Issue, Borrower, Lessor, or Similar Party	Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value
	Shares in registered investment
	company funds:
	Vanguard Funds	Vanguard Institutional Index Fund	**	$8,362,499
	Vanguard Funds	Vanguard Total International Stock Index Fund Institutional Class	**	7,414,675
	Vanguard Funds	Vanguard Total Bond Market Index Fund Institutional Shares	**	7,080,675
	PIMCO Funds	PIMCO Total Return Fund	**	4,872,181
	Vanguard Funds	Vanguard Extended Market Index Fund Institutional Shares	**	3,953,146
	Dodge & Cox Funds	Dodge & Cox Stock Fund	**	2,645,650
	Mainstay Funds	Mainstay Large Cap Growth Fund	**	2,407,756
	Artisan Funds	Artisan Mid-Cap Fund Institutional	**	1,441,696
	Artisan Funds	Artisan Mid-Cap Value Fund	**	1,437,792
	Timesquare Funds	Timesquare Mid-Cap Growth Fund	**	1,212,505
	Dodge & Cox Funds	Dodge & Cox International Fund	**	815,674
	Artisan Funds	Artisan International Fund Institutional	**	694,309
	TCW Small Cap Growth	TCW Small Cap Growth, Class I	**	480,153
	T. Rowe Price Funds	T. Rowe Price Emerging Market Stock Fund	**	442,037
	T. Rowe Price Funds	T. Rowe Price Retirement Income Fund	**	11,817
	T. Rowe Price Funds	T. Rowe Price Retirement 2005 Fund	**	176,914
	T. Rowe Price Funds	T. Rowe Price Retirement 2010 Fund	**	289,818
	T. Rowe Price Funds	T. Rowe Price Retirement 2015 Fund	**	411,750
	T. Rowe Price Funds	T. Rowe Price Retirement 2020 Fund	**	975,247
	T. Rowe Price Funds	T. Rowe Price Retirement 2025 Fund	**	880,909
	T. Rowe Price Funds	T. Rowe Price Retirement 2030 Fund	**	577,308
	T. Rowe Price Funds	T. Rowe Price Retirement 2035 Fund	**	249,884
	T. Rowe Price Funds	T. Rowe Price Retirement 2040 Fund	**	266,175
	T. Rowe Price Funds	T. Rowe Price Retirement 2045 Fund	**	103,752
	T. Rowe Price Funds	T. Rowe Price Retirement 2050 Fund	**	124,771
	T. Rowe Price Funds	T. Rowe Price Retirement 2055 Fund	**	10,835
	Common and collective trusts:
	Putnam Investments	Putnam Stable Value Fund	**	18,349,366
	Common stock:
*	Potlatch Corporation	Potlatch Stock Fund	**	7,974,154
*	Plan participant loans	Participant loans with interest from 3.25% to 8.25% and mature through December 2017		494,643
				$74,158,091

*Represents a party in interest at December 31, 2012.
**The cost of participant-directed investments is not required to be disclosed.

Potlatch Salaried 401(k) Plan
Signatures

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized:

Potlatch Salaried 401(k) Plan

By /s/ Eric J. Cremers
Eric J. Cremers, President, Chief Operating Officer and Chief Financial Officer
On behalf of the administrator

Date: June 14, 2013